Pacific

WebWorks

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January 16, 2007

Mr. Craig Wilson

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Pacific WebWorks, Inc.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Filed March 31, 2006

Dear Mr. Wilson

We are in receipt of your comment letter dated December 15, 2006, regarding the above identified annual report of Pacific WebWorks, Inc. (the “Company”).  Due to the issues raised in your comment letter, the Company is proposing the following responses to your comments.  The Company is filing this letter via EDGAR and is providing to you via express mail a paper copy of any other additional documents you have requested.

Upon the SEC staff’s satisfaction with the responses to and resolutions of the comments, and notification to the Company or its counsel of that fact, the Company commits and agrees to file via EDGAR the Form 10-KSB Amendment No. 2.

We have restated your comments on the following pages and each comment is followed by the Company’s responses.

voice: 801-578-9020

180 South 300 West, Suite 400

Salt Lake City, Utah 84101

www.pacificwebworks.com

fax: 801-578-9019

Mr. Craig Wilson

U.S. Securities and Exchange Commission

January 16, 2007

Form 10-KSB/A for the Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1 - The Company and Basis of Presentation

Goodwill, page 20

Comment No. 1

We note your response to prior comment 3 in your letter dated September 28, 2006 and have the following questions:

a) In your response you indicate that management reviews results and makes decisions based upon consolidated numbers and not on reporting units. We further note that your disclosures provided in Note 11 identify four separate segments which constitute reporting units under paragraph 30 of SFAS 142. Your next response should address the steps taken by management in determining goodwill allocation and impairment at the reporting unit level. In addition, it is apparent that your goodwill should have been allocated to your IntelliPay reporting unit and likewise evaluated for impairment at that level in accordance with paragraph 30 of SFAS 142. Refer to paragraphs 19-21 of SFAS 142 for guidance in determining the existence of any possible goodwill impairment at the reporting unit level, paragraphs 23-25 of SFAS 142 for determining the fair value of each individual reporting unit and paragraph 45 of SFAS 142 for allocations to reportable segments or units.

Response:   We analyze and determine any potential for impairment at the Intellipay reporting unit level and all goodwill on our books relates to and is carried at the Intellipay reporting unit level. Consistent with paragraphs 19-21 of SFAS 142 we compare the fair value of the reporting unit, based on a present value analysis of company related revenues, to the value at which we carry the asset on our books, as suggested in paragraph 24 of SFAS 142.

b) We note your segment disclosures in Note 11 which indicate that IntelliPay revenues were $484,339 and $542,899, respectively, for the years 2004 and 2005. The increase from 2004 to 2005 was approximately 12%. We further note that in your goodwill analysis you projected revenues of $1,471,015 for 2006, representing a 171% increase over 2005. Please explain this discrepancy and provide us with the actual year to date IntelliPay revenues.

Response:   The discrepancy relates to the fact that our marketing subsidiary, TradeWorks Marketing, also sells Intellipay products, the revenue from which is booked in TradeWorks, not Intellipay. These revenues are ultimately consolidated into Pacific WebWorks total revenue numbers. Only the Intellipay recurring monthly fees are booked directly to Intellipay and are therefore included in Note 11, but total Intellipay related revenues are reasonably included in our

Mr. Craig Wilson

U.S. Securities and Exchange Commission

January 16, 2007

impairment analysis.

Total Intellipay related revenues through September 30, 2006 were approximately $1,161,000.

c) Your goodwill analyses contain four separate net present values. It is unclear which one the Company is relying on for your impairment analysis. Please explain.

Response: We will provide to you under separate cover the net present value analysis that we are relying upon for our impairment analysis. The earlier submitted numbers were merely intended to give you a range.

Revenue Recognition, pages 20-21

Comment No. 2.

We note your response to prior comment 4 and your revised disclosures on page 20 and 21 of Form 10-KSB/A. Based on your supplemental information provided, it would appear that you are entering into multiple element arrangements which include software, hosting (which appears to be provided over a 24-36 month period) and technical support as well as training and education services (i.e. PCS as defined by paragraph 56 of SOP 97-2). Thus, it appears that you should be accounting for these arrangements in accordance with SOP 97-2. We reference paragraphs 10 and 101 of SOP 97-2. It is unclear as to whether the technical support provided includes period data, model and/or rule updates to maintain system performance (see paragraph 36 of SOP 97-2). It is also unclear as to whether the services you provide are essential to the functionality of the other elements in your arrangements (see paragraph 70-71 of SOP). Address how you apply each of the criteria within SOP 97-2 in accounting for your multiple element arrangements.

Response:  To clarify the difference between hosting and the 24-36 month payment programs, hosting fees are paid monthly for the service of hosting customer websites and software services on our servers.  The contracts related to hosting services and fees are cancellable at any time prior to 15 days before there monthly billing.  The 24-36 month payment program is offered as an alternative to paying for our IntelliPay gateway software (allow customers to take credit cards online) and a merchant account at the initial time of sale.  IntelliPay has a monthly gateway fee to be paid separately from the 24-36 month plan.  The monthly gateway fee is a $10 fee and is recognized monthly as fees come due.

Technical support is a free service we provide to our customers who pay their monthly fees for hosting services or gateway software.  Technical support is not offered as a separate element for purchase by our customers, only provided as a free service to those who continue to pay their monthly fees.

Mr. Craig Wilson

U.S. Securities and Exchange Commission

January 16, 2007

Our software products are sold and priced separately.  Each of our products function separately, no products or services we provide are essential to the functionality of the others products or services we offer.  Each product and service has a separately set price and each product and service is deferred and or recognized as sales separate from the other offerings in accordance with SAB 101 and its revision in SAB 104, as revenue is earned.

All of our software services are delivered from our servers.  Customers cannot take possession of the software and find a new hosting vendor to host the software.  In arrangements such as our Cmpany’s, where our customers do not have an option of hosting our software with another party, EITF 00-3 dictates that our arrangement with our customers is a service contract and we are outside the scope of SOP 97-2.  Accordingly the Company intends to amend our notes to read as follows:

Revenue Recognition

The Company recognizes revenue in accordance with the Securities and Exchange Commission, Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition in Financial Statements” and its revisions in SAB No. 104.  SAB 101 and 104 clarify application of generally accepted accounting principles related to revenue transactions.  In the third quarter 2003, the Company adopted EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables ("EITF Issue No. 00-21").

Comment No. 3

We note your response to prior comment 5 where you indicate that under certain circumstances you have offered customers the ability to enter into agreements with 24 or 36 month payment terms. Quantify for us the amounts of such arrangements originated in each year presented and describe how you recognize revenues for these arrangements. Further, address whether you have experienced any collectibility problems within these types of arrangements.

Response:  In 2003 the Company entered into forty-one 36 month leases equaling $88,486 in lease receivables.

In 2004 the Company entered into two hundred twelve 36 month leases equaling $457,538 in lease receivables.

In 2005 the Company entered into two hundred leases at either 36 or 24 months equaling $340,995 in lease receivables.

Revenue related to monthly payment terms of 24 to 36 months is recorded monthly as payments come due.  Example: If a customer enters into our 24 month payment option, the total price of

Mr. Craig Wilson

U.S. Securities and Exchange Commission

January 16, 2007

the software is divided by 24 and 1/24th is taken as revenue per month for 24 months.  The Company recognizes revenue as earned in accordance with SAB 101 and its revisions in SAB 104.

As disclosed in the notes to our financial statements, the customers we are servicing through our in house monthly payment option are of a higher credit risk.  We have experienced collectibility problems on nearly 50% of the contractually agreed to amounts.

Comment No. 4

We note your response to prior comment 6. Explain in reasonable detail your consideration of the notion of collectibility at the outset of your arrangements in light of the significance of your bad debt expense and extended payment terms discussed in the above comment. Refer to paragraphs 26 through 30 of SOP 97-2 for software arrangements and SAB Topic 13.A.1 for other types of arrangements.

Response:  Hosting customers have all signed a contract giving Pacific WebWorks the authorization to collect hosting fees monthly for hosting services provided until the customer requests cancellation of service.  Our customers agree in our contract that there will be no refunds for monthly hosting payments, and give the Company authorization to continue monthly billings for hosting services provided until such time as the customer requests to have services cancelled.

Customers purchasing our IntelliPay software and merchant account package thru the 24 or 36 month payment plan sign a non-cancellable agreement.  This agreement obligates the customer to continue to pay monthly until the term of the agreement is fulfilled.

Our billing for monthly fees is automated and billed electronically to either a credit card provided by the customer or direct bank debit to the customers account.  Bad debt in both cases is recorded when billings for services come due and customers credit cards are declined or customer Ach payments come back NSF.

We view all transactions as collectable at the outset of the arrangements based on our contracts and that the services being billed for have been provided.

Please refer to above response to comment 2 related to SOP 97-2 and our service arrangements as defined in EITF 00-3.

Comment No. 5

We note your response to prior comment 7. In your response you indicate that value for each of your identified elements is evidenced through standard internally generated pricing based upon historical sales. Explain how you establish vendor specific objective evidence (VSOE) for your software licenses and maintenance services and tell us how you allocate

Mr. Craig Wilson

U.S. Securities and Exchange Commission

January 16, 2007

consideration between these and any other elements. Refer to paragraph 10 of SOP 97-2.

Response:  Please refer to above response to comment 2 related to SOP 97-2 and our service arrangements as defined in EITF 00-3.

Vendor-specific objective evidence of fair value is limited to the following:

•

The price charged when the same element is sold separately

•

For an element not yet being sold separately, the price established by management having the relevant authority; it must be probable that the price, once established, will not change before the separate introduction of the element into the marketplace

VSOE is established through specific pricing currently offered.  Such pricing is determined by Senior Management of the Company.

Each of our separate products and services offered are priced separately and sold under that pricing.  We recognize revenue from each revenue stream related to the associated product or service separately.

Comment No. 6

We note that you sell software with free maintenance services. Tell us how your free maintenance services or other concessions comply with paragraph 11 of SOP 97-2.

Response:  Please refer to above response to comment 2 related to SOP 97-2 and our service arrangements as defined in EITF 00-3.

Comment No. 7

Explain how you considered the applicability of EITF 00-3 to your software arrangements.

Response:  EITF 00-3 discussion 5:

 “The Task Force reached a consensus that a software element covered by SOP 97-2 is only present in a hosting arrangement if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty (1) and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software.  Therefore, SOP 97-2 only applies to hosting arrangements in which the customer has an option.  Arrangements that do not give the customer such an option are service contracts and are outside the scope of SOP 97-2.”

Considering the information presented in EITF 00-3 and that all of our software services are delivered from our servers, and our customers cannot take possession of the software and find a new hosting vendor to host the software, we appear to be outside the scope of SOP 97-2.  In

Mr. Craig Wilson

U.S. Securities and Exchange Commission

January 16, 2007

arrangements such as our companies, where our customers do not have an option of hosting our software with another party, EITF 00-3 dictates that our arrangement with our customers is a service contract and we are outside the scope of SOP 97-2.

Accordingly the Company intends to amend our notes to read as follows:

Revenue Recognition

The Company recognizes revenue in accordance with the Securities and Exchange Commission, Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition in Financial Statements” and its revisions in SAB No. 104.  SAB 101 and 104 clarify application of generally accepted accounting principles related to revenue transactions.  In the third quarter 2003, the Company adopted EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables ("EITF Issue No. 00-21").

Comment No. 8

We note your statement that revenue derived from the initial sale of software is recognized over the estimated life of customers. Explain your basis for this method of recognition and include the accounting literature you are relying on.

Response:  We rely on SAB 101 and its revisions in SAB 104.

As referenced in SAB 104, Concept Statement 5, paragraph 83(b), 84 (a),(b) and (d).  Revenue should not be recognized until the seller has substantially accomplished what it must do pursuant to the terms of the arrangement, which usually occurs upon delivery or performance of the services.

When software services include an upfront fee, that revenue is deferred and recognized over a period of time as software services are provided to the customer from the Company’s servers.  In accordance with SAB 104, revenue is earned once the product or merchandise is delivered or services are rendered.  Each of our customers has a different life using our software services.  We have completed thorough analysis of our customer portfolio to determine the average life of our customer, or the average period of time which the Company will continue to provide services to customers. Therefore we recognize up front fees received over the estimated life of our customers.

Note 9 - Operating Commitments, pages 29-30

Comment No. 9

We note your response to prior comment 8. In response you indicate that you account for your operating lease revenue in accordance with SOP 97-2 and SAB 101. Please note that SAB 101 was superseded by SAB 104. Provide us with an example of a lease which is representative of these

Mr. Craig Wilson

U.S. Securities and Exchange Commission

January 16, 2007

 types of arrangements. Also, provide us with an example of a third party sales agreement for the purchase of these revenue streams. You indicate that you are selling these lease agreements to third parties without recourse to the company. It is unclear to us if you are still providing hosting or any other types of service under these arrangements once they are sold. It appears that you are essentially selling the receivables and future payment streams for cash. It also appears that you are recognizing revenue on these sales of receivables at the point of sale even though you appear to have a continuing obligation to perform under the initial agreement. Provide us with the specific authoritative literature (i.e. paragraph reverences) in SOP 97-2, SAB 104 or any other literature which supports your accounting for these types of arrangements.

Response:  In situations where the customer’s credit worthiness meets certain standards we have an arrangement to sell certain lease agreements to a third party.  Once the lease agreement has been sold, the Company does in fact still have an obligation to continue to provide the Intellipay gateway service to these customers, provided the customers continue to pay monthly hosting fees.  The revenue derived from the sale of the lease agreements is not recognized at the point of sale, but is deferred and recognized as earned in accordance with SAB 101 and its revision in SAB 104.  Again, please note above responses indicating that the companies software service arrangements fall outside the scope of SOP 972 as defined in EITF 00-3.  Any hosting arrangements are separate from the lease agreements as explained above.

Our arrangement for the sale of leases is an informal arrangement where sales are made under certain funding factors with no commitment on the part of either party.  There is no formal contract.  A copy of the funding factors used and a sample lease agreement are being included.

***********************

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter adequately addresses your

Mr. Craig Wilson

U.S. Securities and Exchange Commission

January 16, 2007

concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.

Sincerely,

/s/ Kenneth W. Bell

Kenneth W. Bell

Chief Executive Officer